Exhibit 99.1

Vermilion Energy Inc. Announces Acquisition of Oil Producing Properties in France

CALGARY, Alberta--(BUSINESS WIRE)--December 19, 2011--Vermilion Energy Inc. (“Vermilion” or the “Company”) (TSX – VET) is pleased to announce that it has entered into definitive purchase and sale agreements with Total E&P France (“Total”) whereby Vermilion, through its wholly owned subsidiaries, will acquire certain working interests in six producing fields located in the Paris and Aquitaine basins in France (the “Acquisition”). The Assets (as defined below) are expected to average approximately 2,200 boe per day of production in 2012, weighted 86% to high quality Brent based crude, and add an estimated 6.7(1) million boe of proved plus probable reserves (96% crude oil) . Taking into consideration an effective date of January 1, 2011, customary closing adjustments, and an anticipated closing in late January 2012, the cash to close the Acquisition is currently estimated at approximately C$115 million. The Acquisition remains subject to customary conditions and receipt of all necessary regulatory approvals.

Asset Summary

The assets being acquired consist of predominantly operated interests in six fields including the Itteville (79%), Vert Le Grand (90%), Vert Le Petit (100%), La Croix Blanche (100%) and Dommartin-Lettree (56%, non-operated) fields in the Paris Basin and in the Vic Bilh (73%) field in the Aquitaine Basin (the “Assets”). Vermilion previously held the remaining non-operated working interests in each of the Itteville, Vert Le Grand and Vic Bilh fields which will result in Vermilion having a 100% operated working interest in five of the six fields upon closing of the proposed Acquisition.

Acquisition Metrics

Based on estimated 2012 average daily production levels the acquisition metrics reflect a cash cost of approximately C$52,000 per boepd and C$17.21 per boe of proved plus probable reserves as evaluated by GLJ and effective December 31, 2011. Upon closing of the Acquisition, Vermilion will continue to maintain considerable financial flexibility, with approximately C$650 million of remaining borrowing capacity and a net debt to fund flows ratio of approximately 1.0 times, upon closing of the Acquisition.

Rationale

This Acquisition is a natural addition to our current France asset base and is well aligned with our strategic objective to maintain and consolidate our core operating areas and to own and operate 100% of our assets. The Acquisition will further strengthen Vermilion’s position as the leading oil producer in France, and with a significant weighting toward high quality oil will provide robust netbacks in the current commodity price environment. Vermilion believes it has identified numerous areas where it can reduce the Asset's current cost structure and increase production through optimized production operations, waterflood management and exploitation of infill development opportunities.

About Vermilion

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Vermilion is targeting annual growth in production through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of C$0.19 per month per share. Management and directors of Vermilion hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(1) Estimated proved plus probable reserves attributable to the Acquisition as evaluated by GLJ Petroleum Consultants Ltd. (“GLJ”) in a report dated October 14, 2011 with an effective date of December 31, 2011.

DISCLAIMER

Certain statements included or incorporated by reference in this press release may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this press release may include, but are not limited to:

  anticipated cash to close, source of funds and anticipated acquisition metrics;
  post-closing debt levels and debt to funds flow ratio;
  anticipated 2012 average production levels and anticipated netbacks from the Assets;
  crude oil weighting of 2012 production and reserves;
  development plans;
  the timing of regulatory proceedings and approvals and closing of the Acquisition;
  post-closing working interests in the Assets;

Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

  satisfaction of all conditions to the proposed Acquisition and receipt of all necessary regulatory approvals.
  the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in France;
  the ability of Vermilion to market oil and natural gas successfully to current and new customers;
  the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
  the timely receipt of required regulatory approvals;
  currency, exchange and interest rates;
  future oil and natural gas prices; and
  Management’s expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

  the ability of management to execute its business plan;
  the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
  risks and uncertainties involving geology of oil and natural gas deposits;
  risks inherent in Vermilion's marketing operations, including credit risk;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to proposed acquisitions, exploration or development projects or capital expenditures;
  Vermilion's ability to enter into or renew leases;
  fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  the ability of Vermilion to add production and reserves through development and exploration activities;
  general economic and business conditions;
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
  uncertainty in amounts and timing of royalty payments;
  risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
  other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

CONTACT:
Vermilion Energy Inc.
Lorenzo Donadeo, 403-269-4884
President & CEO
or
Curtis W. Hicks, 403-269-4884
C.A., Executive VP & CFO
or
Dean Morrison, 403-269-4884
Director Investor Relations
IR TOLL FREE: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com